FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel: 018 781 8861
Mobile +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com

GOLD FIELDS' DRIEFONTEIN AND KLOOF MINES BACK AT WORK

Johannesburg, 17 October 2008: Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) today announced that the Section 54 Orders at both the Driefontein and Kloof Gold Mines have been lifted by the South African Department of Minerals and Energy and both operations have resumed production.

The Section 54 Order at Kloof was lifted this morning, subject to consultation with the Joint Safety Committee on the mine regarding the remedial action to be taken. The Section 54 Order at Driefontein was lifted on Thursday evening.

Enquiries:
Willie Jacobsz
Direct: (011) 644-2505
Mobile: (001) 857 241 7127

or

Daniel Thole
Mobile: +27 82 929 3672

-ends-

About Gold Fields
Gold Fields Lim ited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributab le ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),New York Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 17 October 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs